Zodiac Exploration Inc.

TSX VENTURE: ZEX

March 18, 2013

Zodiac Exploration Inc. Announces Board and Management Changes

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) is pleased to announce today the appointment of Mr. Graeme Phipps as a director of the Company, effective immediately. Mr. Phipps is currently the President and Chief Executive Officer of EastSiberian PLC and is a professional geologist and geophysicist with over thirty-five years of experience in the Canadian and International oil and gas industry including senior roles with Petrokazakhstan, Petro-Canada, Nexen and Esso Resources (Exxon). Mr. Phipps was a key member of the team, which managed the sale of Petrokazakhstan to China National Petroleum Corp. (CNPC) in 2005 for US$4.18 billion. In connection with his appointment as a director, the Company has granted 1,750,000 stock options to Mr. Phipps at an exercise price of $0.10 per common share and with a term of five years.

The Company is also pleased to announce the appointment of Mr. John Newman to the position of Chief Financial Officer (CFO) and will be taking over from the current CFO, Howard Blacker. John brings over 30 years of Canadian and international financial experience to the Zodiac management team. Mr Newman, currently a director of Zodiac, was previously a co-founder and CFO of Reliable Energy Ltd, a public company before its sale in 2012. Prior thereto he held senior positions with Destiny Resource Services and Schlumberger and is a Fellow of CPA Australia.

Zodiac would like to thank Mr. Blacker for all of his contribution and leadership over the past 9 months in helping steer the Company forward, and wishes him the very best in his future endeavours.

       About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 78,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson

President & CEO

(403) 444-7844

peter@zodiacexploration.ca

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